SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 30, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K dated April 30, 2008, contains a quarterly report of Infineon Technologies AG for the Company’s second quarter and half-year of the 2008 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND SIX MONTHS ENDED
March 31, 2008

i

Interim Group Management Report

Important Note

This interim group management report should be read in conjunction with our condensed consolidated financial statements and other financial information included elsewhere in this report.

This interim group management report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

The following were the key developments in our business during the six months ended March 31, 2008:

Corporate Activities

•	With plans for the ultimate disposal and resulting deconsolidation of our investment in Qimonda AG (“Qimonda”), we classified the assets and liabilities of Qimonda as “held for disposal” in our condensed consolidated balance sheets, effective March 31, 2008, for all periods presented. Following this reclassification, the investment in Qimonda has been re-measured to its current fair value less costs to sell, resulting in a write-down of €1,004 million, which was recorded in “Income (loss) from discontinued operations, net of tax” in the second quarter of the current fiscal year. With this reclassification, the individual line items in Infineon’s condensed consolidated statements of operations, including “Revenues”, reflect Infineon’s continuing operations without Qimonda for all periods presented. All results relating to Qimonda are reported in the line item “Income (loss) from discontinued operations, net of tax” for all periods presented. From now on, the definition of EBIT will exclude Qimonda, and is now being referred to as “Infineon EBIT”. In addition, earnings per share as well as the statements of cash flows differentiate between “continuing” and “discontinued” operations for all periods presented.

•	In October 2007, we completed the acquisition of the mobility products business of LSI Corporation (“LSI”) in order to further strengthen our activities in the field of communications. The mobility products business designs semiconductors and software for cellular telephone handsets.

•	In November 2007, we closed a joint venture agreement with Siemens AG (“Siemens”), whereby we contributed all assets and liabilities of our high power bipolar business into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar. We realized a gain of €28 million from the sale.

•	In March 2008, we entered into a definitive agreement, under which LSI will acquire Infineon’s hard disk drive (“HDD”) business. The HDD business designs, manufactures and markets semiconductors for HDD devices. We will transfer our complete HDD activities, including customer relations as well as know-how to LSI, and we will grant LSI a license for intellectual property. The transaction does not encompass the sale of significant assets or transfer of employees, and closed on April 25, 2008. We expect to record a gain of approximately €40 million for the sale of the HDD business.

•	In December 2007, our Supervisory Board appointed Dr. Marco Schröter as Chief Financial Officer and Labor Director. Dr. Marco Schröter took office on April 1, 2008, succeeding Peter J. Fischl, who retired.

Financial Results

•	For the second quarter of the 2008 fiscal year, net sales for Infineon were €1,049 million, a decrease of €41 million or 4 percent from €1,090 million in the previous quarter, and an increase of €71 million or 7 percent from €978 million in the same quarter last year. In the six months ended March 31, 2008, net sales increased year-on-year by 10 percent from €1,936 million to €2,139 million.

•	Infineon EBIT in the second quarter of our fiscal year 2008 was €36 million, compared to negative €29 million for the same quarter last year and €65 million in the previous quarter. Infineon EBIT improved significantly from negative €36 million to €101 million in the six months ended March 31, 2007 and 2008, respectively.

•	For the second quarter of our 2008 fiscal year, we reported a net loss of €1,371 million, and basic and diluted loss per share of €1.82, compared to a net loss of €11 million and basic and diluted loss per share of €0.01 for the same quarter last year. For the six months ended March 31, 2008, we realized a net loss of €1,767 million and basic and diluted loss per share of €2.35, compared with net income of €109 million and basic and diluted earnings per share of €0.15 for the six month ended March 31, 2007.

•	Our company’s net cash used in operating activities from continuing operations was €116 million for the six months ended March 31, 2007, improving to net cash provided by operating activities from continuing operations of €124 million for the six months ended March 31, 2008.

Product and Technology Developments

•	We achieved a design win at Volkswagen AG (“Volkswagen”) for our 16-bit microcontroller for use in automotive body and convenience electronics. Volkswagen will use the XC2200 family microcontroller starting with model year 2009 cars that are based on the Golf platform, to provide greater gateway capabilities in automobile body and convenience electronics and support the increasing networking and communication requirements between individual automotive subsystems.

•	Focusing on energy efficiency, we developed our HybridPACK 1 power module solution for automotive hybrid applications. We recently had a design win for a mild hybrid platform with our HybridPACK1 at a major car manufacturer.

•	The Korean mobile phone manufacturer Samsung Electronics, Inc., (“Samsung”) chose our HSDPA platform XMMtm6080 for its new family of HEDGE mobile handsets. Our platform includes the HSDPA/EDGE baseband, power management and a single-chip 3.5G RF transceiver and is complemented by our protocol stack for HEDGE phones. We have already started volume shipments of our HSDPA platform. The Samsung HEDGE phones with the HSDPA platform XMMtm6080 are expected to be available in the second quarter of the 2008 calendar year.

•	We shipped more than 50 million Radio Frequency (“RF”)/baseband single-chip solutions through the end of the 2007 calendar year, having started ramp in the first quarter of the 2006 calendar year. We further extended our leading position in single-chip solutions by sampling our 65 nanometer GSM/GPRS single-chip solution X-GOLDtm113 and EDGE single-chip solution X-GOLDtm213 in February 2008. Both chips integrate the baseband, RF transceiver, power management unit, and FM radio in one single die.

Net Sales by Segment

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	741	741	1,451	1,484
Communication Solutions	238	302	474	658
Other Operating Segments(1)	50	39	120	77
Corporate and Eliminations(2)	(51)	(33)	(109)	(80)

Total	978	1,049	1,936	2,139

(1)	Includes sales of €43 million and €34 million for the three months ended March 31, 2007 and 2008, respectively, and of €99 million and €70 million for the six months ended March 31, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(2)	Includes the elimination of sales of €51 million and €35 million for the three months ended March 31, 2007 and 2008, respectively, and of €109 million and €78 million for the six months ended March 31, 2007 and 2008, respectively, primarily in connection with sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement, since these sales are not expected to be part of the Qimonda disposal plan.

Automotive, Industrial & Multimarket

In the second quarter of the 2008 fiscal year, the Automotive, Industrial & Multimarket segment reported net sales of €741 million, broadly unchanged compared to the prior quarter, due to the usual seasonal pattern, and unchanged year-on-year. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, segment revenues increased 9 percent year-on-year and grew 1 percent sequentially. Net sales in the automotive business increased compared to the prior quarter, despite ongoing weakness in demand from U.S. car manufacturers. In the industrial & multimarket business, net sales decreased, as expected, due to the usual seasonal pattern in the consumer, computing and telecom markets. Demand for high-power products remained strong. The net sales of the security & ASICs business remained broadly unchanged compared to the first quarter of fiscal year 2008, mainly due to continued strong demand in the chip card and security business.

In the six months ended March 31, 2008, the Automotive, Industrial & Multimarket segment reported net sales of €1,484 million, an increase of more than 2 percent compared to the six months ended March 31, 2007. Excluding the effects of the divestiture of the Polymer Optical Fiber (“POF”) business and the sale of part of our interest in the high-power bipolar business, segment net sales increased by 6 percent. Compared with a relatively weak first half of fiscal year 2007 for the automotive business, net sales increased in the first half of fiscal year 2008. Strong demand in the chip card and security business lead to higher sales in the security & ASIC business. Excluding the impact of the divestiture of the POF and high-power bipolar businesses, the industrial & multimarket business grew due to high demand for high-power products and a higher demand in the consumer, computing and telecom markets.

Communication Solutions

In the second quarter of the 2008 fiscal year, net sales in the Communication Solutions segment were €302 million, down 15 percent compared to the prior quarter and up 27 percent year-on-year. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and the contributions from the mobile phone business acquired from LSI and the DSL Customer Premises Equipment (“CPE”) activities acquired from Texas Instruments Inc. (“TI”), segment sales increased 10 percent year-on-year and decreased 15 percent sequentially. In the wireless business, revenues decreased strongly, as expected, driven mainly by typical wireless seasonality and reduced volumes in certain mobile phone projects. As anticipated, revenues in the broadband business stabilized on the low level of the prior quarter.

In the first half of fiscal year 2008 net sales strongly increased compared with the first half of fiscal year 2007, mainly driven by the wireless business, resulting from a strong increase in mobile phone platform shipments and the consolidation of the mobile phone business acquired from LSI. Net sales in the broadband business declined slightly. Weak demand, particularly in the infrastructure business and negative currency effects were partially compensated by additional sales from the consolidation of the DSL CPE business acquired from TI.

Other Operating Segments and Corporate & Eliminations

Net Sales in Other Operating Segments for the three and six months ended March 31, 2007 and 2008 principally reflected sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement, which are eliminated in the Corporate and Eliminations segment. On November 30, 2007, Qimonda cancelled its foundry agreement with Infineon, effective March 1, 2008.

Net Sales by Region

The following is a summary of net sales by region:

	Three months ended				Six months ended
	March 31,				March 31,
	2007		2008		2007		2008
	(€ in millions, except percentages)

Net sales:
Germany	224	23%	240	23%	452	23%	460	21%
Other Europe	229	23%	215	20%	443	23%	409	19%
North America	134	14%	137	13%	261	14%	282	13%
Asia/Pacific	328	34%	389	37%	656	34%	848	40%
Japan	51	5%	50	5%	100	5%	104	5%
Other	12	1%	18	2%	24	1%	36	2%

Total	978	100%	1,049	100%	1,936	100%	2,139	100%

For the three and six months ended March 31, 2008, sales by region did not significantly change compared to the three and six months ended March 31, 2007. The absolute and relative increases in the share of net sales in Asia/Pacific during the three and six months ended March 31, 2008, compared to the same periods last fiscal year, were mainly due to the acquisition of the mobile phone business from LSI and higher shipments of mobile phone platform solutions to customers in Asia/Pacific in our Communication Solutions segment.

Cost of Goods Sold and Gross Profit

The following table sets forth our cost of goods sold and gross profit for the periods indicated.

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions, except percentages)

Cost of goods sold	663	681	1,305	1,382
% of net sales	68%	65%	67%	65%
Gross Profit	315	368	631	757

The improvement in cost of goods sold as a percentage of net sales for the three and six months ended March 31, 2008 is primarily due to productivity increases, changes in product-mix, and lower idle capacity costs within our Communication Solutions segment.

Research and Development (“R&D”) Expenses

Our R&D expenses for the periods indicated were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions, except percentages)

R&D expenses	186	181	381	387
% of net sales	19%	17%	20%	18%

In the first half of the 2008 fiscal year our R&D expenses increased by €6 million compared to same period last year, mainly due to in-process R&D of €14 million acquired in connection with the mobility business of LSI, which was expensed during the six months ended March 31, 2008, because such amounts are not capitalized under U.S. generally accepted accounting principles, partly offset by savings from the implementation of cost reduction measures.

Selling, General and Administrative (“SG&A”) Expenses

The following table sets forth our SG&A expenses for the periods indicated.

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions, except percentages)

SG&A expenses	113	136	241	273
% of net sales	12%	13%	12%	13%

SG&A expenses as a percentage of net sales remained relatively unchanged for the three and six months ended March 31, 2008, compared to the three and six months ended March 31, 2007.

Other Items Affecting Earnings

During the 2007 fiscal year, restructuring measures were initiated, mainly as a result of the insolvency of one of our largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. A large portion of these restructuring measures were completed during the 2007 fiscal year, resulting in restructuring charges of €20 million and €22 million for the three and six months ended March 31, 2007. During the three and six months ended March 31, 2008, restructuring charges of €6 million and €9 million, respectively, were recognized as a result of restructuring initiatives.

Other operating income, net for the six months ended March 31, 2008 was €32 million compared to €4 million for the six months ended March 31, 2007. The increase related primarily to a gain of €28 million that resulted from the sale of an interest in our high-power bipolar business during the first quarter of fiscal year 2008.

Earnings Before Interest and Taxes (EBIT)

EBIT of our segments was as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Infineon EBIT:
Automotive, Industrial & Multimarket	59	69	112	162
Communication Solutions	(56)	(29)	(114)	(40)
Other Operating Segments	(5)	—	(8)	(4)
Corporate and Eliminations	(27)	(4)	(26)	(17)

Total	(29)	36	(36)	101

Infineon EBIT reflects the combined effects of the following developments of our operating segments:

•	Automotive, Industrial & Multimarket — EBIT for the three months ended March 31, 2008 was €69 million compared to €93 million in the first quarter of fiscal year 2008. Net gains or charges included in EBIT for the second quarter of fiscal year 2008 were negligible. Included in the first quarter EBIT was a gain of €28 million from the sale of part of our interest in the high-power bipolar business. EBIT in the automotive business increased compared to the prior quarter, despite ongoing weakness in demand from U.S. car manufacturers. In the industrial & multimarket business, EBIT decreased, as expected, due to the usual seasonal pattern in the consumer, computing and telecom markets. Demand for high-power products remained strong. The results of the security & ASICs business remained broadly unchanged compared to the first quarter, mainly due to continued strong demand in the chip card and security business. EBIT for the segment for the six months ended March 31, 2008 was €162 million compared to €112 million in the same period last fiscal year. Included in EBIT for the first half of fiscal year 2008 was a gain of €28 million from the sale of part of our interest in the high-power bipolar business. Net gains or charges included in EBIT in the six months ended March 31, 2007 were negligible. Excluding the gain from the sale of part of our interest in the high-power bipolar business, EBIT margin improved from 8 percent to 9 percent for the first six months of fiscal year 2007 and 2008, respectively. This increase mainly resulted form changes in product mix.

•	Communication Solutions — EBIT for the second quarter of fiscal year 2008 declined to negative €29 million, compared to negative €11 million in the prior quarter, following the decline in sales. Included in EBIT for the second quarter of fiscal year 2008 was amortization of acquired intangible assets of €5 million relating mainly to the mobile phone business acquired from LSI. Included in EBIT for the first quarter of fiscal year 2008 was a write-off of €14 million for acquired in-process R&D in connection with the acquisition of the mobile phone business of LSI. Also included in EBIT for the first quarter of the 2008 fiscal year was amortization of acquired intangible assets of €9 million relating mainly to the mobile phone business acquired from LSI. EBIT for the six months ended March 31, 2008 compared to the same period last fiscal year improved, driven primarily by the revenue increase and despite the negative impact from currency fluctuations between the U.S. dollar and the Euro. EBIT in the first half of fiscal year 2008 includes a write-off of €14 million of acquired in-process R&D in connection with the acquisition of the mobile phone business of LSI, while net charges for the first half of the 2007 fiscal year were negligible.

•	Other Operating Segments and Corporate & Eliminations — Combined, EBIT in the three and six months ended March 31, 2008 was negative €4 million and negative €21 million, respectively, compared to negative €32 million and negative €34 million in the three and six months ended March 31, 2007, respectively. For the three months ended March 31, 2007 and 2008, EBIT for Corporate and Eliminations includes unallocated excess capacity costs of €2 million and €0, respectively, restructuring charges of €20 million and €6 million, respectively, and stock-based compensation expense of €3 million and €1 million, respectively. For the six months ended March 31, 2007 and 2008, Corporate and Eliminations includes unallocated excess capacity costs of €3 million and €0, respectively, restructuring charges of €22 million and €9 million, respectively, and stock-based compensation expense of €6 million and €3 million, respectively.

Infineon EBIT

Infineon EBIT is determined as follows from the condensed consolidated statements of operations:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Net income (loss)	(11)	(1,371)	109	(1,767)
Adjust:
(Income) loss from discontinued operations, net of tax	(49)	1,390	(199)	1,831
Income tax expense	20	7	33	21
Interest expense, net	11	10	21	16

Infineon EBIT	(29)	36	(36)	101

Infineon EBIT in the three and six months ended March 31, 2008 included net charges of €8 million and net gains of €3 million, respectively, compared to net charges of €29 million and €31 million in the three and six months ended March 31, 2007, respectively.

Net gains (charges) recognized in operating segments for the periods indicated were as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Impairments, restructuring and other related closure costs	(54)	(8)	(53)	(11)
In-process research and development write-offs	—	—	—	(14)
Net gains on sales of assets, businesses, or interests in subsidiaries	3	—	1	28
Other(1)	22	—	21	—

Net (charges) gains	(29)	(8)	(31)	3

(1)	Includes primarily a revision to accrued personnel costs totaling €25 million in the three and six months ended March 31, 2007.

Income (loss) from Discontinued Operations, Net of Tax

Following the reclassification of our investment in Qimonda as held for disposal as of March 31, 2008, we recorded a write-down of €1,004 million, which represents the difference between the carrying value of our interest in Qimonda and its estimated current fair value less costs to sell, in income (loss) from discontinued operations, net of tax. Additionally, income (loss) from discontinued operations for the three and six months ended March 31, 2008, includes Infineon’s share in Qimonda’s net loss of €482 million and €1,080 million, respectively, and for the three and six months ended March 31, 2007, Infineon’s share in Qimonda’s net income of €57 million and €234 million, respectively. Infineon’s beneficial ownership interest in Qimonda as of March 31, 2008 was 77.5 percent.

Financial Condition

	As of
	September 30,	March 31,
	2007	2008	Change
	(€ in millions, except percentages)

Current assets	8,491	5,947	(30)%
thereof: Assets held for disposal	5,653	3,520	(38)%
Non-current assets	2,318	2,444	5%

Total assets	10,809	8,391	(22)%

Current liabilities	3,473	3,221	(7)%
thereof: Liabilities held for disposal	1,898	1,955	3%
Non-current liabilities	1,389	1,403	1%

Total liabilities	4,862	4,624	(5)%

Minority Interests	1,033	703	(32)%

Shareholders’ equity	4,914	3,064	(38)%

As of March 31, 2008, our total assets decreased in comparison to September 30, 2007 by €2,418 million, due to a decrease of current assets of 30 percent or €2,544 million. This decrease primarily related to a decrease in assets held for disposal of €2,133, of which €1,004 million was due to the write-down of our interest in Qimonda. The remaining decrease in assets held for disposal primarily relates to changes at Qimonda. Additionally, our gross cash position, representing cash and cash equivalents and marketable securities from continuing operations decreased by €433 million as of March 31, 2008 compared with September 30, 2007, primarily due to cash used for the acquisition of the mobility business of LSI and repayments of short-term bank loans.

The decrease in current assets was partly offset by an increase in non-current assets during the six months ended March 31, 2008 of €126 million. This increase primarily related to an increase of €258 million in intangible assets, net, mainly from additions to intangible assets and goodwill of approximately €281 million from the acquisition of the mobility business of LSI. This increase was partly offset by a decrease in property, plant and equipment of €89 million due to a decrease in net capital expenditures during the six months ended March 31, 2008.

As of March 31, 2008, current liabilities decreased by €252 million compared to September 30, 2007, mainly due to lower trade accounts payable, lower short-term debt, and a decrease in accrued liabilities. Trade accounts payable decreased by €150 million primarily as a result of lower capital expenditures, while the reduction of €72 million of our short-term debt was due to repayments made during the period. Accrued liabilities decreased by €59 million mainly due to the consumption of accrued personnel cost. These decreases were partly offset by increases in liabilities held for disposal of €57 million.

Non-current liabilities increased by €14 million during the six months ended March 31, 2008, primarily due to an increase in long-term debt of €42 million, which was partly offset by a decrease in other liabilities of €20 million.

Liquidity

	Six months ended
	March 31,
	2007	2008
	(€ in millions)

Net cash (used in) provided by operating activities from continuing operations	(116)	124
Net cash provided by (used in) investing activities from continuing operations	22	(868)
Net cash used in financing activities from continuing operations	(370)	(97)
Net decrease in cash and cash equivalents from discontinued operations	(57)	(197)
Net decrease in cash and cash equivalents	(521)	(1,038)
Effect of foreign exchange rate changes on cash and cash equivalents	(19)	(14)
Depreciation and amortization from continuing operations	314	276
Purchases of property, plant and equipment from continuing operations	(220)	(169)

Cash provided by operating activities from continuing operations was €124 million during the six months ended March 31, 2008, and resulted primarily from net income from continuing operations of €64 million, which is net of non-cash charges for depreciation and amortization of €276 million and a €14 million charge for in-process R&D acquired from LSI. Cash provided by operating activities was negatively impacted by the change in assets and liabilities of €229 million, primarily resulting from a decrease in trade accounts payable and accrued liabilities of €177 million and an increase in inventories of €31 million.

Net cash used in investing activities from continuing operations increased to €868 million during the six months ended March 31, 2008, from net cash provided by investing activities from continuing operations of €22 million in the six months ended March 31, 2007. The increase was mainly due to higher net purchases of marketable securities of €652 million and a €321 million cash payment for the acquisition of the mobility business of LSI in the first quarter of the 2008 fiscal year. These cash outflows were partially offset by lower purchases of property, plant and equipment of €51 million, and higher proceeds from the sale of businesses and interests in subsidiaries of €30 million resulting from the sale of part of our interest in the high-power bipolar business.

Net cash used in financing activities from continuing operations decreased by €273 million to €97 million for the six months ended March 31, 2008, compared to the six months ended March 31, 2007. During the six months ended March 31, 2007, principal repayments of long-term debt amounted to €700 million, and related primarily to the repayment of convertible notes due in 2007. During the six months ended March 31, 2007, we also received higher repayments from related parties of €305 million, primarily due to Qimonda’s repayment of an intercompany loan of €296 million. During the six months ended March 31, 2008, we made repayments of short-term and long-term debt of €120 million, and dividend payments to minority interest holders of €76 million, which were partly offset by proceeds from issuance of long-term debt of €107 million.

Free cash flow from continuing operations, representing cash flows from operating and investing activities from continuing operations excluding purchases or sales of marketable securities, was negative €327 million for the six months ended March 31, 2008, and remained broadly unchanged compared to negative €329 million for the six months ended March 31, 2007.

Accordingly, gross cash position from continuing operations as of March 31, 2008, representing cash and cash equivalents and marketable securities, decreased to €850 million from €1,283 million as of September 30, 2007. Our net cash position from continuing operations as of March 31, 2008, defined as gross cash position less short and long-term debt, was negative €529 million, compared with negative €126 million as of September 30, 2007.

The decrease in cash and cash equivalents from discontinued operations of €57 million and €197 million for the six months ended March 31, 2007 and 2008, respectively, relates to Qimonda.

Employees

The following table indicates the composition of our workforce by function and region at the dates shown.

	As of
	September 30,	March 31,
	2007	2008	Change

Function:
Production	20,376	19,677	(3)%
Research & Development	5,833	6,313	8%
Sales & Marketing	1,832	1,955	7%
Administrative	1,557	1,594	2%

Infineon	29,598	29,539	—

Qimonda	13,481	13,298	(1)%

Total	43,079	42,837	(1)%

Region:
Germany	10,151	10,115	—
Europe	5,564	5,333	(4)%
North America	581	847	46%
Asia-Pacific	13,145	13,082	—
Japan	157	162	3%
Other	—	—	—

Infineon	29,598	29,539	—

Qimonda	13,481	13,298	(1)%

Total	43,079	42,837	(1)%

The Infineon workforce did not change significantly from September 30, 2007 to March 31, 2008. The increase of 46 percent in North America primarily relates to employees that joined Infineon as a result of the acquisition of the mobility business of LSI.

Outlook

Industry Environment and Outlook

In the second quarter of fiscal year 2008, the spreading crisis in financial markets has further dampened the global economic outlook. The International Monetary Fund (IMF) in its April World Economic Outlook reduced economic growth forecasts for the major advanced economies compared to its January 2008 update. According to the IMF, the slowdown has been greatest in the advanced economies, particularly in the United States, where the housing market correction continues to exacerbate financial stress. The emerging and developing economies have so far been less affected by financial market turbulence and have continued to grow at a rapid pace, led by China and India, although activity is beginning to moderate in some countries.

The ongoing slowdown in economic growth dampened semiconductor market growth expectations. Major market research companies have reduced their growth prognoses for calendar year 2008. Gartner Inc. further reduced its 2008 global semiconductor market growth prognosis by 3 percentage points to an annual growth rate of 3 percent in its February 2008 forecast, down from 6 percent in the previous forecast. At the same time, Gartner and most of external market researchers slightly increased their growth forecasts for calendar year 2009.

All in all, experts still expect a growing semiconductor market for calendar years 2008 and 2009, albeit for calendar year 2008 at a lower level than projected one quarter earlier.

Outlook for Infineon’s Continuing Operations

Although we have hedged a significant portion of the cash flow impact of the weakening exchange rate of the U.S. dollar against the Euro for the 2008 fiscal year, the exchange rate development is still negatively impacting our top-line. For the third quarter of the 2008 fiscal year, we expect revenues to be flat to down slightly compared to the second quarter. We anticipate Infineon EBIT, excluding net gains or charges, will decline from the prior quarter’s level, but remain positive, with a low single-digit Infineon EBIT margin. In the third quarter, we expect to record a gain of approximately €40 million from the sale of our HDD business to LSI.

In the third quarter of the 2008 fiscal year, we expect revenues in our Automotive, Industrial & Multimarket segment to decline by a low single-digit percentage compared to the second quarter. The expected decline can be attributed predominantly to the ongoing weakening of the U.S. dollar against the Euro and the expected deconsolidation of our HDD business. EBIT margin is expected to be in the range of 8.5 to 9.5 percent, excluding net gains or charges. In addition, we expect to record a gain of approximately €40 million from the sale of the HDD business to LSI. Revenues in the segment’s automotive business are expected to remain broadly unchanged compared to the second quarter. Sales in the industrial & multimarket business are anticipated to stay relatively flat. Results in the security & ASICs business are anticipated to decline compared to the prior quarter, largely due to the deconsolidation of the HDD business following its sale to LSI, which is expected to close in the third quarter. In addition, we expect some normalization in demand for chip card ICs.

In the third quarter of the 2008 fiscal year, revenues in the Communication Solutions segment are expected to increase by a mid to high single-digit percentage compared to the prior quarter. This increase reflects mainly the scheduled production ramp-ups of our new HSDPA and EDGE mobile platform solutions. The broadband business is anticipated to remain broadly unchanged compared to the second quarter. EBIT is expected to be approximately negative €25 million, excluding net gains or charges.

In the third quarter, we expect revenues in Other Operating Segments to decline compared to the prior quarter as shipments of wafers out of our 200-millimeter wafer facility to Qimonda will come to an end. Combined, EBIT excluding net gains or charges for Other Operating Segments and Corporate and Eliminations is anticipated to be approximately negative €20 million.

For the full year, we maintain our previously announced outlook for our continuing operations. We currently expect Infineon revenues to increase by a high single-digit percentage year-on-year. Infineon EBIT in the 2008 fiscal year, excluding net gains or charges, is anticipated to be positive with low to mid single-digit Infineon EBIT margin. In the Automotive, Industrial & Multimarket segment, revenues and EBIT excluding net gains or charges are both expected to decline slightly from 2007 fiscal year levels. In the Communication Solutions segment, revenues are anticipated to increase 25 to 30 percent, with low to mid single-digit negative EBIT margin excluding net gains or charges.

Risks and Opportunities

Our company is exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. Such risks include, but are not limited to, trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, the success of our disposal plans and/or future decreases in fair value with respect to our interest in Qimonda, as well as the other factors mentioned herein and those described our Annual Report for fiscal year 2007. To minimize the negative impact of these risks, we continuously optimize our company-wide risk and opportunity management system. For more detailed information on risks and opportunities and their potential effect on our business, financial condition or results of operations, please refer to our Annual Report for fiscal year 2007.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended March 31, 2007 and 2008
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net sales	978	1,049	1,658
Cost of goods sold	663	681	1,076

Gross profit	315	368	582

Research and development expenses	186	181	287
Selling, general and administrative expenses	113	136	215
Restructuring charges	20	6	9
Other operating income, net	(4)	(2)	(3)

Operating income	—	47	74

Interest expense, net	(11)	(10)	(16)
Equity in earnings of associated companies	—	2	3
Other non-operating income (expense), net	9	(6)	(9)
Minority interests	(3)	(7)	(11)

Income (loss) before income taxes, discontinued operations, and extraordinary loss	(5)	26	41

Income tax expense	(20)	(7)	(11)

Income (loss) from continuing operations	(25)	19	30

Income (loss) from discontinued operations, net of tax	49	(1,390)	(2,197)

Income (loss) before extraordinay loss, net of tax	24	(1,371)	(2,167)

Extraordinary loss, net of tax	(35)	—	—

Net loss	(11)	(1,371)	(2,167)

Basic and diluted (loss) earnings per share from continuing operations	(0.04)	0.03	0.05

Basic and diluted earnings (loss) per share from discontinued operations	0.07	(1.85)	(2.93)

Basic and diluted loss per share from extraordinary loss, net of tax	(0.04)	—	—

Basic and diluted loss per share	(0.01)	(1.82)	(2.88)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the six months ended March 31, 2007 and 2008
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net sales	1,936	2,139	3,381
Cost of goods sold	1,305	1,382	2,185

Gross profit	631	757	1,196

Research and development expenses	381	387	611
Selling, general and administrative expenses	241	273	431
Restructuring charges	22	9	14
Other operating (income) expense, net	(4)	(32)	(50)

Operating income (loss)	(9)	120	190

Interest expense, net	(21)	(16)	(25)
Equity in earnings of associated companies	—	2	3
Other non-operating income (expense), net	12	(4)	(6)
Minority interests	(4)	(17)	(28)

Income (loss) before income taxes, discontinued operations, and extraordinary loss	(22)	85	134

Income tax expense	(33)	(21)	(33)

Income (loss) from continuing operations	(55)	64	101

Income (loss) from discontinued operations, net of tax	199	(1,831)	(2,894)

Income (loss) before extraordinay loss, net of tax	144	(1,767)	(2,793)

Extraordinary loss, net of tax	(35)	—	—

Net income (loss)	109	(1,767)	(2,793)

Basic and diluted (loss) earnings per share from continuing operations	(0.08)	0.09	0.14

Basic and diluted earnings (loss) per share from discontinued operations	0.27	(2.44)	(3.86)

Basic and diluted loss per share from extraordinary loss, net of tax	(0.04)	—	—

Basic and diluted loss per share	0.15	(2.35)	(3.72)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2007 and March 31, 2008

	September 30,	March 31,	March 31,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	1,073	227	359
Marketable securities	210	623	985
Trade accounts receivable, net	620	607	959
Inventories	598	616	974
Deferred income taxes	34	28	44
Other current assets	303	326	515
Assets held for disposal	5,653	3,520	5,563

Total current assets	8,491	5,947	9,399

Property, plant and equipment, net	1,462	1,373	2,170
Intangible assets, net	89	347	548
Long-term investments	24	29	46
Restricted cash	77	77	122
Deferred income taxes	446	424	670
Pension assets	60	57	90
Other assets	160	137	217

Total assets	10,809	8,391	13,262

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	260	188	297
Trade accounts payable	596	446	705
Accrued liabilities	379	320	506
Deferred income taxes	10	10	16
Short-term pension liabilities	5	6	9
Other current liabilities	325	296	468
Liabilities held for disposal	1,898	1,955	3,090

Total current liabilities	3,473	3,221	5,091

Long-term debt	1,149	1,191	1,882
Pension liabilities	88	85	134
Deferred income taxes	23	19	30
Long-term accrued liabilities	22	21	33
Other liabilities	107	87	138

Total liabilities	4,862	4,624	7,308

Minority interests	1,033	703	1,111

Shareholders’ equity:
Ordinary share capital	1,499	1,499	2,369
Additional paid-in capital	5,864	5,868	9,274
Accumulated deficit	(2,148)	(3,919)	(6,193)
Accumulated other comprehensive loss	(301)	(384)	(607)

Total shareholders’ equity	4,914	3,064	4,843

Total liabilities and shareholders’ equity	10,809	8,391	13,262

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
For the six months ended March 31, 2007 and 2008
(in millions of euro, except for share data)

								Unrealized
					Foreign	Additional minimum	Unrealized	gains
	Issued		Additional		currency	pension liability/	gains (loss)	(losses) on
	Ordinary shares		paid-in	Accumulated	translation	Defined benefit	on	cash flow
	Shares	Amount	capital	deficit	adjustment	plans	securities	hedges	Total
Balance as of October 1, 2006	747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

Net income	—	—	—	109	—	—	—	—	109
Other comprehensive (loss) income	—	—	—	—	(55)	—	(9)	1	(63)

Total comprehensive income									46

Issuance of ordinary shares:
Exercise of stock options	1,299,052	3	9	—	—	—	—	—	12
Stock-based compensation	—	—	9	—	—	—	—	—	9
Deferred compensation, net	—	—	4	—	—	—	—	—	4

Balance as of March 31, 2007	748,908,346	1,498	5,850	(1,671)	(182)	(87)	(4)	(18)	5,386

Balance as of October 1, 2007	749,728,635	1,499	5,864	(2,148)	(232)	(45)	(7)	(17)	4,914

Net loss	—	—	—	(1,767)	—	—	—	—	(1,767)
Other comprehensive (loss) income	—	—	—	—	(88)	—	(20)	25	(83)

Total comprehensive loss									(1,850)

Issuance of ordinary shares:
Exercise of stock options	13,450	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	4	—	—	—	—	—	4
Adjustment to initially apply FIN 48	—	—	—	(4)	—	—	—	—	(4)

Balance as of March 31, 2008	749,742,085	1,499	5,868	(3,919)	(320)	(45)	(27)	8	3,064

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the six months ended March 31, 2007 and 2008

	March 31,	March 31,	March 31,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net income (loss)	109	(1,767)	(2,793)
Less: Net (income) loss from discontinued operations	(199)	1,831	2,894
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	314	276	436
Acquired in-process research and development	—	14	22
Recovery of doubtful accounts	(12)	(1)	(2)
Gains on sales of marketable securities	(7)	—	—
Gains on sales of businesses and interests in subsidiaries	(3)	(28)	(44)
Equity in earnings of associated companies	—	(2)	(3)
Minority interests	4	17	27
Impairment charges	35	—	—
Stock-based compensation	6	3	5
Deferred income taxes	17	10	16
Changes in operating assets and liabilities:
Trade accounts receivable	20	10	16
Inventories	(45)	(31)	(49)
Other current assets	21	(8)	(13)
Trade accounts payable	(151)	(123)	(194)
Accrued liabilities	(66)	(54)	(86)
Other current liabilities	(113)	(14)	(22)
Other assets and liabilities	(46)	(9)	(14)

Net cash provided by (used in) operating activities from continuing operations	(116)	124	196

Net cash provided by (used in) operating activities from discontinued operations	723	(268)	(424)

Net cash provided by (used in) operating activities	607	(144)	(228)

Cash flows from investing activities:
Purchases of marketable securities available for sale	(73)	(497)	(786)
Proceeds from sales of marketable securities available for sale	308	80	126
Proceeds from sales of businesses and interests in subsidiaries	10	40	63
Business acquisitions, net of cash acquired	—	(321)	(507)
Investment in associated and related companies	(1)	—	—
Purchases of intangible assets	(5)	(4)	(6)
Purchases of property, plant and equipment	(220)	(169)	(267)
Proceeds from sales of property, plant and equipment	3	3	5

Net cash provided by (used in) investing activities from continuing operations	22	(868)	(1,372)

Net cash used in investing activities from discontinued operations	(486)	(123)	(194)

Net cash used in investing activities	(464)	(991)	(1,566)

Cash flows from financing activities:
Net change in short-term debt	—	(68)	(107)
Net change in related party financial receivables and payables	297	(8)	(13)
Proceeds from issuance of long-term debt	29	107	169
Principal repayments of long-term debt	(700)	(52)	(82)
Proceeds from issuance of ordinary shares	16	—	—
Dividend payments to minority interests	—	(76)	(120)
Capital contributions	(12)	—	—

Net cash used in financing activities from continuing operations	(370)	(97)	(153)

Net cash provided by (used in) financing activities from discontinued operations	(294)	194	306

Net cash provided by (used in) financing activities	(664)	97	153

Net decrease in cash and cash equivalents	(521)	(1,038)	(1,641)
Effect of foreign exchange rate changes on cash and cash equivalents	(19)	(14)	(22)
Cash and cash equivalents at beginning of period	2,040	1,819	2,875
Cash and cash equivalents at end of period	1,500	767	1,212
Less: Cash and cash equivalents at end of period from discontinued operations	871	540	853

Cash and cash equivalents at end of period from continuing operations	629	227	359

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three and six months ended March 31, 2007 and 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2007 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2007 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2008, and the condensed consolidated statements of operations for the three and six months then ended, and the condensed consolidated statement of cash flows for the six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.5805, the Federal Reserve noon buying rate on March 31, 2008.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Gains and losses from sales of investments in marketable debt and equity securities, previously reported as part of the operating segment’s EBIT, have been reclassified to the Corporate and Eliminations segment. In addition, during the quarter ended March 31, 2008, the Company committed to a plan to dispose of its Qimonda segment. As a result, the historical results of Qimonda are reported as discontinued operations for all periods presented, and its assets and liabilities have been classified as held for disposal for all periods presented.

2.	Recent Accounting Pronouncements

Effective October 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), and related guidance. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company recorded a charge to retained earnings of €4 million as of October 1, 2007 (see note 6).

3.	Acquisitions

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €321 million ($450 million) plus a contingent performance-based payment of up to $50 million, in order to further strengthen its activities in the field of

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

communications. The contingent performance-based payment is based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. The mobility products business designs semiconductors and software for cellular telephone handsets. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

The following table summarizes the acquisition:

Acquisition Date	October 2007
Segment	Communication
Solutions
(€ in millions)

Other current assets	19
Property, plant and equipment	8
Intangible assets
Core technology	42
Customer relationships	73
In-process research & development	14
Other	6
Goodwill	160

Total assets acquired	322
Current liabilities	(1)

Total liabilities assumed	(1)

Net assets acquired	321

Cash paid (Purchase Consideration)	321

The above acquisition has been accounted for by the purchase method of accounting and, accordingly, the condensed consolidated statements of operations include the results of the acquired business from the acquisition date. The Company engaged an independent third party to assist in the valuation of net assets acquired. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process research and development and expensed as research and development during the three months ended December 31, 2007, because such costs are not capitalized under U.S. GAAP. The acquired intangible assets consist of core technology of €42 million with a weighted average estimated useful life of 6 years, customer relationships of €73 million with a weighted average estimated useful life of 6 years, and other intangible assets of €6 million with a weighted average estimated useful life of less than 1 year. The amount of €160 million of goodwill was assigned to the Communication Solutions segment. The goodwill amount is expected to be deductible for tax purposes.

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46R”), the Company determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it could finance its activities without additional financial support, and as a result of the agreements the Company became its primary beneficiary. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the second quarter of the 2007 fiscal year. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as an extraordinary loss during the second quarter of the 2007 fiscal year. Due to the Company’s cumulative loss situation no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, the Company entered into an

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich.

Pro forma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has been omitted.

4.	Divestitures and Discontinued Operations

ALTIS

On August 8, 2007, the Company and International Business Machines Corporation (“IBM”) signed an agreement in principle to divest their respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). Under the terms of the agreement in principle, AES will purchase the equity, which includes the real estate and technology assets of ALTIS, from the Company and IBM, and AES agreed to maintain the level of industrial activity in ALTIS. Pursuant to the agreement, the Company will enter into a two-year supply contract with ALTIS and IBM and Infineon will license certain manufacturing process technologies to AES for use in ALTIS. The agreement is subject to governmental and regulatory approval and works council consultation. As a result of the agreement, the Company classified related non-current assets and liabilities into assets and liabilities held for disposal in the condensed consolidated balance sheets for all periods presented. The Company performed an impairment assessment and concluded that no write-down was necessary. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of August 1, 2007.

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €28 million which was recorded in other operating income, net during the six months ended March 31, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Hard Disk Drive Business

On March 10, 2008, the Company entered into a definitive agreement, under which LSI Corporation (“LSI”) will acquire Infineon’s hard disk drive (“HDD”) business. The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company will transfer its complete HDD activities, including customer relationships, as well as know-how, and will grant a license for intellectual property. The transaction does not encompass the sale of significant assets or transfer of employees, and is expected to close in the third quarter of the 2008 fiscal year, following the satisfaction of regulatory requirements and other customary closing conditions (see note 18).

Qimonda

During the quarter ended March 31, 2008, the Company committed to a plan to dispose of its Qimonda segment. The Company is actively pursuing its disposal plan and expects to finalize the disposal by the end of the second quarter of financial year 2009. As a result, the historical results of the Qimonda segment are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented, and the assets and liabilities of the Qimonda segment have been classified as held for disposal in the condensed consolidated balance sheets for all periods presented. In addition, the Company recorded an after-tax write-down of €1,004 million, which represents the difference between the carrying value of the Company’s interest in the Qimonda segment and its estimated current fair value less costs to sell. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of March 31, 2008.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

At September 30, 2007 and March 31, 2008, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	March 31,
	2007	2008
	(€ in millions)

Cash and cash equivalents	746	540
Marketable securities	265	228
Trade accounts receivables, net	397	241
Inventories	659	379
Property, plant and equipment, net	2,350	2,151
Long-term investments	628	561
Other assets	608	424

Subtotal	5,653	4,524

Write-down	—	(1,004)

Total assets classified as held for disposal	5,653	3,520

Short-term debt and current maturities	128	168
Trade accounts payable	780	623
Accrued liabilities	147	119
Long-term debt	227	428
Other liabilities	616	617

Total liabilities associated with assets held for disposal	1,898	1,955

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
		(€ in millions)

Net sales	984	412	2,157	925
Costs and expenses	(905)	(789)	(1,854)	(1,734)
Loss on measurement to fair value less costs to sell	—	(1,004)	—	(1,004)

Income (loss) from discontinued operations before tax	79	(1,381)	303	(1,813)

Income tax expense	(30)	(9)	(104)	(18)

Income (loss) from discontinued operations, net of tax	49	(1,390)	199	(1,831)

The results of discontinued operations for the three months ended March 31, 2008 includes a write-down of €1,004 million from the re-measurement of the Qimonda segment to its estimated current fair value less costs to sell.

5.	Restructuring

During the 2007 fiscal year, restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs are affected worldwide, of which approximately 120 are in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures were completed during the 2007 fiscal year.

During the six months ended March 31, 2007 and 2008, charges of €22 million and €9 million, respectively, were recognized as a result of restructuring initiatives.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The development of the restructuring liability during the six months ended March 31, 2008 is as follows:

	September 30,			March 31,
	2007	Restructuring		2008
	Liabilities	Charges	Payments	Liabilities
	(€ in millions)

Employee terminations	38	5	(22)	21
Other exit costs	6	4	(4)	6

Total	44	9	(26)	27

6.	Income Taxes

Income (loss) from continuing operations before income taxes and minority interest and income tax expense is as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions, except percentages)

Income (loss) from continuing operations before income taxes and minority interest	(2)	33	(18)	102
Income tax expense	20	7	33	21
Effective tax rate	—	21%	—	21%

In the three and six months ended March 31, 2007 and 2008, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

Effective October 1, 2007, the Company adopted FIN 48 (see note 2). The total amount of gross unrecognized tax benefits from uncertain tax positions, which, if recognized, would favorably affect the Company’s effective tax rate, is €68 million as of October 1, 2007. Additionally, uncertain tax positions which, if recognized, would increase available net operating losses for the respective years for which a valuation allowance is established, aggregate €70 million on a tax effected basis as of October 1, 2007.

The Company has accrued interest and penalties related to income tax liabilities of €4 million as of October 1, 2007. Interest and penalties related to income tax liabilities are included in interest expense, net and other non-operating income, net, respectively.

Our German and foreign tax returns are periodically examined by tax authorities, and several entities of the consolidated group are currently subject to such an examination. Although the timing of the resolution of tax authority examinations is uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could change within the next 12 months as a result of such on-going and future examinations.

7.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The computation of basic and diluted EPS is as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008

Numerator (€ in millions):
Income (loss) from continuing operations	(25)	19	(55)	64
Income (loss) from discontinued operations	49	(1,390)	199	(1,831)

Income (loss) before extraordinary loss	24	(1,371)	144	(1,767)
Extraordinary loss, net of tax	(35)	—	(35)	—

Net (loss) income	(11)	(1,371)	109	(1,767)

Denominator (shares in millions):
Weighted-average shares outstanding — basic	748.4	749.7	748.0	749.7
Effect of dilutive instruments	—	—	—	—

Weighted-average shares outstanding — diluted	748.4	749.7	748.0	749.7

Income (loss) per share (in €):
Income (loss) from continuing operations	(0.04)	0.03	(0.08)	0.09

Income (loss) from discontinued operations	0.07	(1.85)	0.27	(2.44)

Income (loss) before extraordinary loss	0.03	(1.82)	0.19	(2.35)

Extraordinary loss, net of tax	(0.04)	—	(0.04)	—

Net (loss) income	(0.01)	(1.82)	0.15	(2.35)

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 39.0 million and 34.9 million shares underlying employee stock options for the three months ended March 31, 2007 and 2008, respectively, and 41.1 million and 36.4 million shares underlying employee stock options for the six months ended March 31, 2007 and 2008, respectively. Additionally, 75.7 million and 68.4 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the three months ended March 31, 2007 and 2008, respectively, and 81.1 million and 68.4 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the six months ended March 31, 2007 and 2008, respectively, were not included in the computation of diluted earnings (loss) per share as their impact was not dilutive.

8. Trade Accounts Receivable, net

Trade accounts receivable, net consist of the following:

	September 30,	March 31,
	2007	2008
	(€ in millions)

Third party — trade	583	560
Associated and Related Companies — trade (note 13)	68	72
Trade accounts receivable, gross	651	632

Allowance for doubtful accounts	(31)	(25)

Trade accounts receivable, net	620	607

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

9.	Inventories

Inventories consist of the following:

	September 30,	March 31,
	2007	2008
	(€ in millions)

Raw materials and supplies	59	50
Work-in-process	354	347
Finished goods	185	219

Total Inventories	598	616

10.	Debt

Debt consists of the following:

	September 30,	March 31,
	2007	2008
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 4.95%	127	51
Current portion of long-term debt	133	137

Total short-term debt and current maturities	260	188

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	215	215
Convertible subordinated notes, 5.0%, due 2010	695	696
Loans payable to banks:
Unsecured term loans, weighted average rate 4.84%, due 2009 – 2013	214	258
Secured term loans, weighted average rate 2.45%, due 2013	4	2
Notes payable to governmental entity, due 2010	21	20

Total long-term debt	1,149	1,191

Concurrently with $248 million convertible notes due 2013 issued by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda American Depositary Shares ancillary to the placement of the convertible notes, which remained outstanding as of March 31, 2008.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes, as follows:

	Nature of Financial		As of March 31, 2008
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	388	51	337
Short-term	no firm commitment	working capital, cash management	168	—	168
Long-term(1)	firm commitment	general corporate purposes	414	114	300
Long-term(1)	firm commitment	project finance	304	304	—

Total			1,274	469	805

(1)	Including current maturities.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

11.	Stock-based Compensation

Infineon Stock Option Plan

A summary of the status of the Infineon stock option plans as of March 31, 2008, and changes during the six months then ended is presented below (options in millions, exercise prices in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	intrinsic
	options	price	(in years)	value

Outstanding at September 30, 2007	39.4	16.17	2.99	66
Granted	—	—
Exercised	—	—
Forfeited and expired	(4.8)	43.71

Outstanding at March 31, 2008	34.6	12.40	2.77	—

Vested and expected to vest, net of estimated forfeitures at March 31, 2008	34.5	12.39	2.76	—
Exercisable at March 31, 2008	27.6	13.01	2.32	—

Options with an aggregate fair value of €32 million and €26 million vested during the six months ended March 31, 2007 and 2008, respectively. Options with a total intrinsic value of €6 million and €0 were exercised during the six months ended March 31, 2007 and 2008, respectively.

Changes in the Company’s unvested options during the six months ended March 31, 2008, are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	intrinsic
	options	fair value	(in years)	value

Unvested at September 30, 2007	13.6	3.50	4.77	35
Granted	—	—
Vested	(6.4)	4.05
Forfeited	(0.2)	3.86

Unvested at March 31, 2008	7.0	2.97	4.54	—

Unvested options expected to vest	6.9	3.00	4.52	—

As of March 31, 2008, there was a total of €7 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.3 years.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows:

	Three months ended		Six months ended
	March 31,		March 31
	2007	2008	2007	2008
		(€ in millions)

Compensation expense recognized:
Cost of goods sold	—	—	1	—
Selling, general and administrative expenses	2	1	3	2
Research and development expenses	1	—	2	1

Total stock-based compensation expense	3	1	6	3

Stock-based compensation effect on basic and diluted loss per share in €	—	—	(0.01)	—

Cash received from stock option exercises was €12 million and €0 during the six months ended March 31, 2007 and 2008, respectively. The amount of stock-based compensation expense which was capitalized and remained in inventories for the six months ended March 31, 2007 and 2008 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

12.	Other Comprehensive Loss

The changes in the components of other comprehensive loss are as follows:

	Six months ended
	March 31,
	2007	2008
	(€ in millions)

Unrealized losses on securities:
Unrealized holding losses	(9)	(20)
Reclassification adjustment for losses (gains) included in net income or loss	—	—

Net unrealized losses, net	(9)	(20)
Unrealized gains on cash flow hedges	1	25
Foreign currency translation adjustment	(55)	(88)

Other comprehensive loss	(63)	(83)

13.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Related Party receivables consist of the following:

	September 30,	March 31,
	2007	2008
	(€ in millions)

Current:
Associated and Related Companies — trade (note 8)	68	72
Associated and Related Companies — financial and other receivables	79	70
Employee receivables	5	3

	152	145

Non-current:
Employee receivables	1	1

Total Related Party receivables	153	146

Related Party payables consist of the following:

	September 30,	March 31,
	2007	2008
	(€ in millions)

Associated and Related Companies — trade	69	49
Associated and Related Companies — financial and other payables	12	4

Total Related Party payables	81	53

At September 30, 2007 and March 31, 2008, Associated and Related Companies — financial and other receivables included a revolving term loan of €52 million and €45 million, respectively, due from ALTIS.

Transactions with Related Parties include the following:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
		(€ in millions)

Sales to Related Parties	13	(1)	27	—
Purchases from Related Parties	158	154	307	269

14.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	March 31, 2007		March 31, 2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
		(€ in millions)

Service cost	(5)	(1)	(4)	(1)
Interest cost	(4)	(1)	(5)	(1)
Expected return on plan assets	4	1	6	1
Amortization of unrecognized actuarial losses	(2)	—	—	—

Net periodic pension cost	(7)	(1)	(3)	(1)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

	Six months ended		Six months ended
	March 31, 2007		March 31, 2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
		(€ in millions)

Service cost	(10)	(2)	(8)	(2)
Interest cost	(9)	(2)	(10)	(2)
Expected return on plan assets	8	2	11	2
Amortization of unrecognized actuarial losses	(4)	—	—	—

Net periodic pension cost	(15)	(2)	(7)	(2)

15.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2007		March 31, 2008
	Notional		Notional
	amount	Fair value	amount	Fair value
		(€ in millions)

Forward contracts sold:
U.S. dollar	260	14	577	31
Japanese yen	15	—	12	—
Malaysian ringgit	3	—	3	—
Norwegian krone	2	—	—	—
Forward contracts purchased:
U.S. dollar	283	(19)	362	(25)
Japanese yen	4	—	10	—
Singapore dollar	19	—	16	(1)
Great Britain pound	6	—	4	—
Malaysian ringgit	66	(1)	54	(3)
Norwegian krone	7	—	5	—
Other currencies	1	—	4	—
Interest rate swaps	700	(10)	700	13
Other	123	9	125	4

Fair value, net		(7)		19

At September 30, 2007 and March 31, 2008, all derivative financial instruments are recorded at fair value. Other non-operating income (expense), net included losses of €5 million for the three and six months ended March 31, 2007, related to losses from foreign currency derivatives and foreign currency transactions. Gains and losses included in other non-operating income (expense), net from foreign currency derivatives and foreign currency transactions for the three and six months ended March 31, 2008, were negligible.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the three months ended March 31, 2008, the Company designated as cash flow hedges certain foreign exchange forward contracts related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the three months ended March 31, 2008. However, it excluded differences between spot and forward rates from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €23 million of the net gains recognized directly in other comprehensive income as of March 31, 2008 will be reclassified into earnings during the 2008 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of March 31, 2008 have maturities of 6 months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the six months ended March 31, 2007 and 2008, no gains or losses were reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

16.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel to the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). The court entered final judgment and dismissed the claims with prejudice in November 2006.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. In October 2007, the court denied a motion of the Company, IF North America, and the other defendants to dismiss the Unisys complaint.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. The court has scheduled a trial date for June 1, 2009.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchasers case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs have appealed to the Ninth Circuit Court of Appeals. Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. Nineteen of the twenty-three transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008 the district court in the MDL proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. Plaintiffs must still obtain permission from the Court of Appeals to pursue an immediate appeal.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. Between June 25 and August 15, 2007, the state attorneys general of four states, Alaska, Ohio, New Hampshire and Texas, filed requests for dismissal of their claims without prejudice.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006, the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing was held on November 19, 2007. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents. In November 2007, the parties settled and the case was dismissed.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technolgies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of 3 U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and A-DSL-systems. DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party of the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have founded a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of March 31, 2008, the Company had accrued liabilities in the amount of €33 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints. In addition, Qimonda has accrued €35 million in connection with these matters. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the securities class action complaint described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

The Company has guarantees outstanding to external parties of €220 million as of March 31, 2008 (of which €121 million are guarantees of Qimonda). In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the condensed consolidated financial statements by virtue of consolidation. As of March 31, 2008, such intercompany guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,626 million (of which €476 million are guarantees of Qimonda), of which €1,072 million relates to convertible and exchangeable notes issued (of which €157 million relates to convertible notes issued by Qimonda).

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2008, a maximum of €475 million of these subsidies could be refundable (of which €416 million relate to Qimonda).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

17.	Operating Segment and Geographic Information

The Company reports its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s current organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda AG. Furthermore, effective March 31, 2008, the historical results of the Qimonda business are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented, and the assets and liabilities of the Qimonda business are classified as held for disposal in the condensed consolidated balance sheets for all periods presented. As a result, the Company operates primarily in two operating segments: Automotive, Industrial & Multimarket, and Communication Solutions. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments. In addition, Other Operating Segments include net sales and earnings that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under a foundry agreement. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales and earnings. Furthermore, effective October 1, 2007, raw materials and work-in-process of the common production front-end facilities, and raw materials of the common back-end facilities, are no longer under the control or responsibility of any of the operating segment managers, but rather of the operations management. The operations management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is no longer attributed to the operating segments, but is included in the Corporate and Eliminations segment. Only work-in-process of the back-end facilities and finished goods are attributed to the operating segments. Also effective October 1, 2007, the Company records gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

The following tables present selected segment data:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	741	741	1,451	1,484
Communication Solutions	238	302	474	658
Other Operating Segments(1)	50	39	120	77
Corporate and Eliminations(2)	(51)	(33)	(109)	(80)

Total	978	1,049	1,936	2,139

(1)	Includes sales of €43 million and €34 million for the three months ended March 31, 2007 and 2008, respectively, and of €99 million and €70 million for the six months ended March 31, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(2)	Includes the elimination of sales of €51 million and €35 million for the three months ended March 31, 2007 and 2008, respectively, and of €109 million and €78 million for the six months ended March 31, 2007 and 2008, respectively, primarily in connection with sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement, since these sales are not expected to be part of the Qimonda disposal plan.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Infineon EBIT:
Automotive, Industrial & Multimarket	59	69	112	162
Communication Solutions	(56)	(29)	(114)	(40)
Other Operating Segments	(5)	—	(8)	(4)
Corporate and Eliminations	(27)	(4)	(26)	(17)

Total	(29)	36	(36)	101

Certain items are included in Corporate and Eliminations and are not allocated to the operating segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the operating segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. For the three months ended March 31, 2007 and 2008, Corporate and Eliminations includes unallocated excess capacity costs of €2 million and €0, respectively, restructuring charges of €20 million and €6 million, respectively, and stock-based compensation expense of €3 million and €1 million, respectively. For the six months ended March 31, 2007 and 2008, Corporate and Eliminations includes unallocated excess capacity costs of €3 million and €0, respectively, restructuring charges of €22 million and €9 million, respectively, and stock-based compensation expense of €6 million and €3 million, respectively.

The following is a summary of net sales by geographic area:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Net sales:
Germany	224	240	452	460
Other Europe	229	215	443	409
North America	134	137	261	282
Asia/Pacific	328	389	656	848
Japan	51	50	100	104
Other	12	18	24	36

Total	978	1,049	1,936	2,139

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three and six months ended March 31, 2007 and 2008, respectively.

The Company defines Infineon EBIT as earnings (loss) before income (loss) from discontinued operations, net of tax, interest and taxes. The Company’s management uses Infineon EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports Infineon EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

Infineon EBIT is determined as follows from the condensed consolidated statements of operations:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008
	(€ in millions)

Net income (loss)	(11)	(1,371)	109	(1,767)
Adjust:
Loss (income) from discontinued operations	(49)	1,390	(199)	1,831
Income tax expense	20	7	33	21
Interest expense, net	11	10	21	16

Infineon EBIT	(29)	36	(36)	101

18.	Subsequent Events

On April 12, 2008, Third Dimension Semiconductor Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Infineon Technologies North America Corp. and Infineon Technologies AG. The complaint alleges infringement of 3 U.S. patents by certain products, including power semiconductor devices sold under the name “CoolMOS”.

On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorneys general case was partly dismissed and partly granted. On April 28, 2008, the state attorney general of Vermont filed a request for dismissal of his claims without prejudice.

On April 25, 2008, the Company completed the sale of the HDD business to LSI (see note 4).

On April 28, 2008, the Company acquired Primarion, Inc., Torrance, California (“Primarion”) in order to further strengthen its activities in the field of power management applications. Primarion is among the leaders in designing, manufacturing and marketing digital power ICs for computing, graphics and communication applications.

Supplementary Information (Unaudited)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions include only amounts from continuing operations, and are determined as follows from the condensed consolidated balance sheets:

	September 30,	March 31,
	2007	2008
	(€ in millions)

Cash and cash equivalents	1,073	227
Marketable securities	210	623

Gross Cash Position	1,283	850

Less: Short-term debt	260	188
Long-term debt	1,149	1,191

Net Cash Position	(126)	(529)

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow include only amounts from continuing operations, and is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended		Six months ended
	March 31,		March 31,
	2007	2008	2007	2008

Net cash provided by (used in) operating activities from continuing operations	3	16	(116)	124
Net cash provided by (used in) investing activities from continuing operations	137	(167)	22	(868)
Thereof: Purchases (sale) of marketable securities, net	(245)	93	(235)	417

Free cash flow	(105)	(58)	(329)	(327)

Backlog

Most standard products are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three and six months ended March 31, 2007 and 2008, respectively.

Employees

As of March 31, 2008, the Company had the following number of employees worldwide:

March 31,
2008

Infineon	29,539
Qimonda	13,298

Total	42,837

Of the Infineon workforce as of March 31, 2008, 6,313 employees were engaged in research and development.

Change of Management

In its meeting on December 21, 2007, the Supervisory Board of the Company appointed Dr. Marco Schröter as Chief Financial Officer and Labor Director. Effective April 1, 2008, Dr. Marco Schröter succeeded Peter J. Fischl, who retired.

Market for ordinary shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) (in the form of American Depositary Shares) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2005 (based on Xetra daily closing prices, indexed on September 30, 2005) is as follows:

Infineon’s share price performance and key data were as follows:

	Three months ended March 31,			Six months ended March 31,
	2007	2008	+/- in %	2007	2008	+/- in %

DAX
Beginning of the period	6,596.92	7,949.11	20%	5,999.46	7,922.42	32%
High	7,027.59	7,949.11	13%	7,027.59	8,076.12	7%
Low	6,447.70	6,182.30	(4)%	5,992.22	6,182.30	(18)%
End of the period	6,917.03	6,534.97	(6)%	6,917.03	6,534.97	(6)%
IFX closing prices in Euro (Xetra)
Beginning of the period	10.68	8.13	(24)%	9.31	11.95	28%
High	12.27	8.13	(34)%	12.27	11.95	1%
Low	10.66	4.08	(62)%	9.25	4.08	(65)%
End of the period	11.65	4.45	(62)%	11.65	4.45	(62)%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	14.03	11.87	(15)%	11.77	17.13	46%
High	16.26	11.87	(27)%	16.26	17.13	5%
Low	13.94	6.34	(55)%	11.77	6.34	(60)%
End of the period	15.57	7.02	(55)%	15.57	7.02	(55)%

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Third Quarter	June 30, 2008	July 25, 2008
Fiscal Year 2008	September 30, 2008	December 3, 2008

Publication date: April 30, 2008

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

We face numerous risks incidental to our business, including both, risks that are inherent to companies in the semiconductor industry, and operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity, particularly for standard memory products. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies, and risks related to our continuing interest in Qimonda and our intended disposal of some or all of that interest. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any potential disposal of our interest in Qimonda.

These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the success of any corporate activities we may undertake with respect to our interest in Qimonda, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 7, 2007. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: April 30, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schroeter
Dr. Marco Schroeter
Member of the Management Board and Chief Financial Officer